

July 20, 2011

<u>Via E-mail</u>
Wesley D. Dupont, Esq.
Allied World Assurance Company Holdings, AG
Lindenstrasse 8
6340 Baar
Zug, Switzerland

Gary A. Schwartz, Esq.
Transatlantic Holdings, Inc.
80 Pine Street
New York, NY 10005

> **Re: Allied World Assurance Company Holdings, AG**
> **Registration Statement on Form S-4**
> **Filed on July 8, 2011**
> **File No. 333-175398**

Dear Mr. Dupont and Mr. Schwartz:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please file forms of proxy with your next amendment. We may have further comment upon review of those forms.

2. Please provide the disclosure required by Item 3(h) of Form S-4, direct us to where this disclosure appears in your filing, or advise.

3.   Please tell us how you have complied with Rule 14a-13(a)(3) with respect to this transaction.

4.   We note that you describe the transaction throughout your document as a "merger of equals." Please clarify the meaning of this term for your investors, and disclose your basis for characterizing the transaction in this way.

5.   Please provide your analysis as to the necessity of filing a Form F-N.

What constitutes a quorum at the meetings?

Allied World Shareholders, page v

6.   We note your statements that (a) brokers will not have discretionary voting authority with respect to any proposal to be voted on at the Allied World Special Shareholder Meeting and (b) there will be no "broker non-votes" for purposes of this meeting. Please reconcile these statements, which appear to conflict.

Transatlantic Stockholders, page vi

7.   Please advise how you determined that broker non-votes will not be included in determining the presence of a quorum.

Interests of Transatlantic's Directors and Executive Officers in the Merger, page 4

8.   Please provide us with your analysis as to Transatlantic's filing and disclosure obligations with respect to the retention agreements.

Risk Factors

Because the merger will be completed after the Special Shareholder Meetings…., page 22

9.   The initial sentence in this paragraph addresses increases in the price of Allied World shares prior to the effective time of the merger. Please explain how this presents a risk to the Transatlantic shareholders, the constituents to whom this risk factor is primarily relevant.

The merger agreement contains provisions that could discourage …., page 24

10.   We note the final sentence of this risk factor. Please advise how it is a risk of this transaction that, if terminated, a subsequent transaction could be less favorable.

Background of the Merger, page 42

11.   Please enhance your disclosure regarding the following matters:

- the substance of the discussions on March 11, 2011 regarding governance matters;

- the "various issues" and "items related to financial statements" discussed in late March 2011;

- the matters discussed in the meetings held from May 9th to May 20th;

- the elements of loss reserves that were discussed at numerous meetings;

- the strategic benefits that would not be achieved by a combination with Company A; and

- how key provisions of the merger agreement were agreed upon, including the exchange ratio, the termination fees, the expense reimbursement provision, and the provisions regarding termination of the agreement as a result of competing proposals.

12.   Given that a competing proposal was submitted for the acquisition of Transatlantic immediately following the announcement of the transaction with Allied World, please disclose whether any meaningful discussions were held with Validus or any other parties on or around February 11, 2011, the time when Transatlantic began what appear to be largely exclusive negotiations with Allied World.

13.   Given that the transaction is now subject to a competing offer, please identify Company A by name and disclose any prior or subsequent contact with this party and any assessments of the board of directors regarding alternative proposals submitted by this party. If alternative proposals were submitted by this party, please disclose whether the board of directors considered requesting a bring-down of the Moelis fairness opinion as a result of the proposal. If the board of directors did consider requesting a bring-down of the fairness opinion, and determined not to do so, please disclose the reasons for that determination.

Opinion of Deutsche Bank Securities Inc., page 53

14.   Please advise why Deutsche Bank determined not to perform an analysis of comparable transactions in this instance.

15.   Please disclose the financial forecasts relating to Transatlantic prepared by management of Allied World.

16.   We note that the description in the joint proxy statement/prospectus regarding the material relationships between Deutsche Bank Group and Allied World, Transatlantic and their respective affiliates does not provide a narrative and quantitative description of the fees paid or to be paid to Deutsche Bank Group and its affiliates by Allied World, Transatlantic and their respective affiliates. Please revise the joint proxy statement/prospectus to provide such disclosures.

Transatlantic's Reasons for the Merger, page 64

17.   Please expand your discussion of the "greater value" that the Transatlantic board of directors attributed to the merger.

18.   Please enhance your disclosure regarding the nature and size of the expected synergies of the combined company.

19.   Please provide further disclosure regarding the adequacy of Allied World's loss reserves. Please also tell us whether your disclosure on this point is consistent with all public statements made by management since the announcement of the transaction.

Opinion of Moelis & Company LLC

Selected Transactions Analysis, page 73

20.   Please tell us whether the Odyssey Re Holdings Corp./Fairfax Financial Holdings Limited and XL Capital Ltd./NAC Re Corp. transactions fit the criteria otherwise used by Moelis in performing this analysis. If so, please disclose that these transactions were excluded and why.

21.   Please provide us with support for the P/BV and P/TBV figures used by Moelis for the Validus/IPC transaction.

22.   Please clarify the disclosure regarding the "prior engagement letter" between Moelis and the special committee entered into in February 2010, appearing on page 75, and disclose the payment amounts. If the letter was terminated in favor of the arrangement described in the prior paragraph, please revise your disclosure to describe why the initial arrangement was terminated.

Interests of Allied World's Directors and Executive Officers in the Merger, page 78

23.   Please quantify the payments you describe in the second paragraph of this section, and describe the proposed retention program. Please also confirm that the directors of both entities have no substantial direct or indirect interests in the transaction.

Golden Parachute Compensation, page 80

24.   The standard for disclosure presented, *i.e.*, that the merger is not considered a change in
        control under any plans or agreements of Transatlantic to which Transatlantic's named
        executive officers are a party, does not appear to conform to the standard set forth in
        Item 402(t) of Regulation S-T. Please confirm that you have made all relevant
        disclosures under Item 402(t) with respect to the named executive officers of
        Transatlantic. We note, for instance that you have not provided tabular disclosure
        regarding the Transatlantic Executive Severance Plan.

25.   You have not included corresponding disclosure regarding the named executive officers
        of Allied World. However, the second paragraph under the heading "Interests of Allied
        World's Directors and Executive Officers in the Merger" appears to indicate that relevant
        disclosures should be made. Please provide your analysis as to the applicability of
        Item 402(t) of Regulation S-K.

Regulatory Clearances Required for the Merger, page 82

26.   Please provide additional disclosure regarding the required approvals by insurance
        agencies. Your current disclosure gives little sense as to the difficulty or ease with which
        these approvals can be expected to be obtained.

Treatment of Transatlantic Stock Options and Other Long-Term Incentive Awards, page 84

27.   We note the last paragraph of this section. Please supplement your disclosure regarding
        the adjustments being discussed.

The Merger Agreement, page 87

28.   We note your statements that the merger agreement is not intended to provide any factual
        information about Allied World or Transatlantic, and that the representations and
        warranties have been made solely for the benefit of the other parties to the merger
        agreement. Similar language appears on page 161. Please revise this language to remove
        any potential implication that the referenced merger agreement does not constitute public
        disclosure under the federal securities laws.

Election of Directors, page 113

29.   Please clarify the disclosure regarding nominees for election of director, and identify all
        such nominees. Please also advise how you determined it was appropriate to present in
        your proxy statement none of the information required by Item(a)(7) of Form S-4, given
        that you have included a separate proposal regarding the election of directors.

30.   Please also identify the executive officers of the combined company, to the extent this had been determined and not yet disclosed.

Material U.S. Federal Income Tax Consequences, page 121

31.   Please tell us what consideration you gave to disclosing the following:

- How a Transatlantic security holder would determine gain, loss or holding periods;

- The potential applicability of the "wash sale rules;" and

- Potential tax consequences of owning shares in a foreign entity.

Notes to the Pro Forma Condensed Consolidated Financial Information, page 128

32.   Note 2 describes $13.765 million of transaction expenses, but fees paid to financial advisors alone appear to total over $40 million. Please advise, or revise your disclosure.

33.   Throughout Note 2, you describe a "pre-existing relationship between Transatlantic and Allied World." Please tell us, with a view towards revised disclosure, what these line items reflect.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Jeffrey S. Hochman, Esq.
        Willkie Farr & Gallagher LLP

        Lois F. Herzeca, Esq.
        Gibson, Dunn & Crutcher LLP